Exhibit 99.1

Century 21 China Real Estate Signs Strategic Cooperation Agreements with

Leading Online Real Estate Platform SouFun

BEIJING, October 7, 2014 — IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it has entered into strategic cooperation agreements with SouFun Holdings Limited (NYSE: SFUN) “SouFun”), the leading real estate Internet platform in China.

Pursuant to the strategic cooperation agreements: 1) Century 21 China and SouFun will form a mutually preferred strategic partnership across their business lines, including advertising, e-commerce, listings services, internet and real estate financing, and secondary and primary brokerage services; 2) Century 21 China Real Estate will issue new shares to SouFun in a private placement for 20% of the Company’s outstanding share capital immediately after the completion of the private placement; 3) Century 21 China will issue a convertible bond to SouFun to support the Company’s operational needs and SouFun will also grant a loan to the Company’s founders via IFM Overseas Partners L.P. to refinance an earlier loan borrowed from GL Asia Mauritius II Cayman Ltd.. The aggregate consideration from SouFun for this strategic cooperation amounts to approximately US$51 million. Upon the closing of the transaction, SouFun will be the second-largest shareholder of the Company on a fully diluted basis. The closing of the transaction is subject to the customary closing conditions for transactions of this type.

“These agreements with China’s preeminent online real estate player are a major step forward for Century 21 China Real Estate as we look to shape our business for the future,” said Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “By combining our unrivaled on-the-ground knowledge with SouFun’s well-established platform, we will be uniquely positioned to offer today’s buyers and sellers a truly integrated O2O experience. SouFun’s online strength will facilitate the upgrading of our franchise model, equipping our agents with better tools and systems to provide more integrated services to our customers, and allowing us to further expand the Century 21 China Real Estate franchise network.”

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC”. For more information about CTC, please visit http://www.century21cn.com/english.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2013, according to DCCI, an independent market research institution commissioned by us. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor: Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Nick Beswick

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com